EXHIBIT 99.1

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                         Vasogen Files Shelf Prospectus


Mississauga, Ontario (October 20, 2003) - Vasogen Inc. (TSX:VAS; AMEX:VSV) today announced that it has filed a preliminary short form shelf prospectus with the securities regulatory authorities in the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission on Form F-10. Once the prospectus is cleared and the shelf registration statement becomes effective, these filings would provide for the potential offering of up to an aggregate of US$100 million of the Company's common shares from time to time in one or more offerings. The terms of any such future offerings would be established at the time of such offering. At the time any of the shares covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be provided. A copy of the shelf prospectus may be obtained from Glenn Neumann, Director of Investor Relations.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications, including neuro-inflammatory diseases.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.